UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2023

IMAC Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38797	83-0784691
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

3401 Mallory Lane, Suite 100, Franklin, Tennessee	37067
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (844) 266-4622

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	BACK	NASDAQ Capital Market
Warrants to Purchase Common Stock	IMACW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On May 23, 2023, IMAC Holdings, Inc., a Delaware corporation (Nasdaq: BACK) (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Theralink Technologies, Inc. (OTC: THER), a Nevada corporation (“Theralink”), and IMAC Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Theralink (the “Merger”), with Theralink continuing as the surviving entity (the “Surviving Entity”) and a wholly owned subsidiary of the Company. On May 22, 2023, the board of directors of the Company, and the board of directors of Theralink unanimously approved the Merger Agreement.

At the effective time of the Merger (the “Effective Time”), each share of Theralink’s common stock (“Theralink Common Stock”) and each share of Theralink’s preferred stock (together with the Theralink Common Stock, “Theralink Shares”) issued and outstanding as of immediately prior to the Effective Time will be converted into and will thereafter represent the right to receive a portion of a share of the Company’s common stock (the “Company Shares”) such that the total number of Company Shares issued to the holders of Theralink Shares shall equal 85% of the total number of Company Shares outstanding as of the Effective Time (the “Merger Consideration”).

At the Effective Time, each award of Theralink stock options (each, a “Theralink Stock Option”), whether or not then vested or exercisable, that is outstanding immediately prior to the Effective Time, will be assumed by the Company and converted into a stock option relating to a number of Company Shares equal to the product of: (i) the number of shares of Theralink Common Stock subject to such Theralink Stock Option; and (ii) the ratio which results from dividing one share of Theralink Common Stock by the portion of a Company Share issuable for such share as finally determined at the Effective Time (the “Exchange Ratio”), at an exercise price per Company Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Theralink Common Stock of such Theralink Stock Option by (B) the Exchange Ratio.

The Company and Theralink have each agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative acquisition proposals. However, if such party receives an unsolicited, bona fide acquisition proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement and the Company’s or Theralink’s board of directors, or any committee thereof, as applicable, concludes, after consultation with its financial advisors and outside legal counsel, that such unsolicited, bona fide acquisition proposal constitutes, or could reasonably be expected to result in, a superior offer, such party may furnish non-public information regarding it or any of its subsidiaries and engage in discussions and negotiations with such third party in response to such unsolicited, bona fide acquisition proposal; provided that each party provides notice and furnishes any non-public information provided to the maker of the acquisition proposal to each party substantially concurrently with providing such non-public information to the maker of the acquisition proposal.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) adoption of the Merger Agreement by holders of a majority of the outstanding Theralink Shares; (ii) approval of the issuance of Company Shares in connection with the Merger by a majority of the outstanding shares of the Company’s common stock; (iii) absence of any court order or regulatory injunction prohibiting completion of the Merger; (iv) expiration or termination of (a) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (b) any agreement with any governmental entity not to consummate the transactions contemplated by the Merger Agreement; (v) effectiveness of the Company’s registration statement on Form S-4 to register the Company Shares to be issued in the Merger; (vi) subject to specified materiality standards, the accuracy of the representations and warranties of the other party; (vii) the authorization for listing of Company Shares to be issued in the Merger on Nasdaq; (viii) compliance by the other party in all material respects with its covenants; and (ix) the completion of satisfactory due diligence by both parties.

The Company and Theralink have each made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of the Company’s and Theralink’s business between the date of the signing of the Merger Agreement and the closing date of the Merger and (ii) the efforts of the parties to cause the Merger to be completed, including actions which may be necessary to cause the expiration or termination of any waiting periods under the HSR Act.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the Company, Theralink or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement (i) were made solely for the benefit of the parties to the Merger Agreement; (ii) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (iii) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Theralink or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Theralink’s public disclosures.

Item 8.01.	Other Events.

On May 23, 2023, the Company and Theralink issued a joint press release announcing the entry into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Theralink expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed Merger, the expected closing of the proposed Merger and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current Theralink management. Information adjusted for the proposed Merger should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that cost savings, synergies and growth from the proposed Merger may not be fully realized or may take longer to realize than expected; the possibility that the Company’s stockholders may not approve the issuance of new shares of the Company’s common stock in the proposed Merger or that Theralink’s stockholders may not approve the proposed Merger; the risk that a condition to closing of the proposed Merger may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the proposed Merger might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed Merger; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the proposed Merger; the risk that changes in the Company’s capital structure and governance could have adverse effects on the market value of its securities and its ability to access the capital markets; the Company’s ability to retain its Nasdaq listing; the ability of Theralink to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on Theralink’s operating results and business generally; the risk the proposed Merger could distract management from ongoing business operations or cause the Company and/or Theralink to incur substantial costs; the risk that Theralink may be unable to reduce expenses; the impact of the COVID-19 pandemic or any economic downturn; the risk of changes in regulations effecting the healthcare industry; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company’s or Theralink’s control, including those detailed in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the Company’s website at www.ir.imacregeneration.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Theralink’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Theralink’s website at www.theralink.com and on the website of the SEC. All forward-looking statements are based on assumptions that the Company and Theralink believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither the Company nor Theralink undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed Merger between the Company and Theralink, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the Company’s shares of common stock to be issued in connection with the proposed Merger. The Registration Statement will include a document that serves as the Company’s prospectus and a joint proxy/information statement of the Company and Theralink (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed Merger with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND THERALINK ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY AND THERALINK WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THERALINK AND THE PROPOSED MERGER, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the Company’s and Theralink’s stockholders. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by the Company and Theralink with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed by the Company with the SEC, including the joint proxy statement/prospectus (when available), will be available free of charge from the Company’s website at www.ir.imacregeneration.com. Copies of documents filed by Theralink with the SEC, including the joint proxy statement/prospectus (when available), will be available free of charge from Theralink’s website at www.theralink.com under the “Investor Relations” tab.

Participants in the Solicitation

The Company, Theralink and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 which was filed with the SEC on March 31, 2023, as amended, its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on May 11, 2023 and the joint proxy statement/prospectus (when available). Information about Theralink’s directors and executive officers is set forth in Theralink’s Annual Report on Form 10-K for the year ended September 30, 2022 which was filed with the SEC on December 29, 2022, and the joint proxy statement/prospectus (when available). Other information regarding the interests of such individuals, as well as information regarding other persons who may be deemed participants in the proposed transaction, will be set forth in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. The Company’s and Theralink’s stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of May 23, 2023, by and among IMAC Holdings, Inc., IMAC Merger Sub, LLC and Theralink Technologies, Inc.
99.1	Press Release, dated May 23, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K because they are both (i) not material and (ii) the type that the registrant treats as private or confidential. A copy of any omitted portions will be furnished to the SEC upon request; provided, however, that the parties may request confidential treatment for any document so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 26, 2023	IMAC HOLDINGS, INC.

	By:	/s/ Jeffrey Ervin
	Name:	Jeffrey Ervin
	Title:	Chief Executive Officer